Exhibit 99.2

CONSENT OF Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-10 of New Found Gold Corp., of our report dated March 27, 2025, on the consolidated statements of financial position of Maritime Resources Corp. as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2023.

We also consent to the reference to our firm under the heading “Interest of Experts” in the Registration Statement.

/s/ Davidson & Company LLP

Chartered Professional Accountants	Vancouver, Canada

April 20, 2026